SpringBig Holdings, Inc.
621 NW 53rd Street
Suite 260
Boca Raton, Florida 33487

September 6, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeff Kauten Josh Shainess Larry Spirgel

Re:	SpringBig Holdings, Inc.
Registration Statement on Form S-1
File No. 333-266293

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SpringBig Holdings, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-1 (File No. 333-266293), as amended, to 9:00 a.m. Eastern Time on September 8, 2022, or as soon as practicable thereafter.

The Registrant hereby authorizes Bill Doran of Benesch Friedlander Coplan & Aronoff LLP to orally modify or withdraw this request for acceleration.

Please contact Bill Doran of Benesch Friedlander Coplan & Aronoff LLP at (312) 212-4970 or wdoran@beneschlaw.com with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very truly yours,

/s/ Paul Sykes
Chief Financial Officer, SpringBig Holdings, Inc.

cc:	Samantha Barbara, Benesch Friedlander Coplan & Aronoff
Sarah M. Hesse, Benesch Friedlander Coplan & Aronoff